                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               MAII HOLDINGS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   55265B 10 9
                                 (CUSIP Number)


                                DECEMBER 31, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 4 Pages

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CUSIP NO. 55265B 10 9                 13G                     PAGE 2 OF 4 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         ROBERT M. BENNETT
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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                                5     SOLE VOTING POWER
NUMBER OF
SHARES                                236,250
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:
--------------------------------------------------------------------------------
                                6     SHARED VOTING POWER

                                      12,072
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                                7     SOLE DISPOSITIVE POWER

                                      236,250
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                                8     SHARED DISPOSITIVE POWER

                                      12,072
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            248,322
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    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.4%
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    12      TYPE OF REPORTING PERSON

            IN

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ITEM 1(a)         NAME OF ISSUER.

                  The name of the Issuer is MAII Holdings, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  The Issuer's principal executive offices are located at 6000 Legacy Drive, 4th Floor, Plano, Texas 75204.

ITEM 2(a)         NAME OF PERSON FILING.

                  This statement is being filed on behalf of Robert M. Bennett.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  The address of the principal business office of Robert M. Bennett is Box 9313, Amarillo, Texas 79105.

ITEM 2(c)         CITIZENSHIP.

                  Mr. Bennett is a citizen of the United States.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  The CUSIP No. for the shares of Common Stock of the Issuer is 55265B 10 9.

ITEM 3            Not Applicable.

ITEM 4            OWNERSHIP.

                           Robert M. Bennett
                           (a)      Amount beneficially owned:  248,322
                           (b)      Percent of class:  6.4%
                           (c)      Number of shares as to which the person has:
                                    (i)    Sole power to vote or to direct the
                                           vote 236,322
                                    (ii)   Shared power to vote or to direct the
                                           vote 12,072
                                    (iii)  Sole power to dispose or to direct
                                           the disposition of 236,322
                                    (iv)   Shared power to dispose or to direct
                                           the disposition of 12,072

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons interest exceeds five percent of the outstanding Common Stock.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10           CERTIFICATION.

                  Not applicable.

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CUSIP NO. 55265B 10 9                 13G                    PAGE 4 OF 4 PAGES
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date: February 13, 2002



                                        Robert M. Bennett

                                        /s/ ROBERT M. BENNETT
                                        --------------------------------------